Room 4561

September 7, 2007

Mr. Peter Yip
Chief Executive Officer
CDC Corporation
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong K3

        Re: CDC Corporation
                Form 20-F for Fiscal Year Ended December 31, 2005
                Filed June 21, 2006
                Form 20-F/A for Fiscal Year Ended December 31, 2005
                Filed July 2, 2007
                File No. 000-30134

Dear Mr. Yip:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief